February 25, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

RE:	Ecolab Inc.
Form 10-K
Commission File No. 1-9328

Ladies and Gentlemen:

Transmitted herewith via the EDGAR system is the Ecolab Inc. Annual Report on Form 10-K for the year ended December 31, 2007.

The 2007 financial statements reflect the prospective adoption, effective January 1, 2007, of the provisions of Financial Accounting Standards Board Interpretation No. 48 Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48). As a result of the adoption of FIN 48, the company recorded a cumulative effect adjustment. Reported amounts for fiscal years 2006 and 2005 were not affected.  For more information about the impact of FIN 48, see Notes 2 and 11 of the Consolidated Financial Statements located as Exhibit (13) to the Form 10-K.

Sincerely,

/s/Sarah Z. Erickson
Sarah Z. Erickson
Associate General Counsel - Corporate
And Assistant Secretary